EXHIBIT 2.2

EXECUTION VERSION

SHAREHOLDERS AGREEMENT

dated as of April 3, 2013,

by and among

ODW Holdings Limited

(to be renamed Oriental DreamWorks Holding Limited),

DreamWorks Animation SKG, Inc.,

DWA International Investments, Inc.,

ODW CPE Holdings Limited,

China Media Capital (Shanghai) Center L.P.,

Shanghai Media Group

and

Shanghai Alliance Investment Co., Ltd.

TABLE OF CONTENTS

Page

ARTICLE I

Definitions and Usage

SECTION 1.01.	Definitions	-2 -
SECTION 1.02.	Terms and Usage Generally	-11 -
SECTION 1.03.	Incorporation of Certain Charter Provisions.	-12 -

ARTICLE II

Formation and Company Subsidiaries

SECTION 2.01.	Formation; Registered Office	-12 -
SECTION 2.02.	Name	-13 -
SECTION 2.03.	Term	-13 -
SECTION 2.04.	Principal Office and Place of Business	-13 -
SECTION 2.05.	Purposes	-13 -
SECTION 2.06.	Company Subsidiaries	-13 -

ARTICLE III

Management of the Company

SECTION 3.01.	Board of Directors	-16 -
SECTION 3.02.	Executive Officers	-16 -
SECTION 3.03.	Business Plans	-16 -
SECTION 3.04.	Budgets	-17 -
SECTION 3.05.	Failure to Approve the Annual Operating Budget.	-17 -
SECTION 3.06.	Impasse	-18 -

ARTICLE IV

Capital Contributions and Distributions

SECTION 4.01.	Initial Contributions	-19 -
SECTION 4.02.	Additional Contributions	-19 -
SECTION 4.03.	Contribution Drawdown	-20 -
SECTION 4.04.	Contribution Default	-20 -
SECTION 4.05.	Distributions	- 22 -

- i -

ARTICLE V

Accounting, Compliance and Tax Matters

SECTION 5.01.	Accounting Books and Records	-22 -
SECTION 5.02.	Prohibition from Corrupt Practices	-23 -
SECTION 5.03.	Adoption of an Anticorruption Program	-24 -
SECTION 5.04.	Notification of Potentially Corrupt Business Practices	-24 -
SECTION 5.05.	Remediation	-24 -
SECTION 5.06.	Periodic Reports	-25 -
SECTION 5.07.	Access to Records	-26 -
SECTION 5.08.	Accountants	-26 -
SECTION 5.09.	U.S. Tax Matters	-26 -
SECTION 5.10.	Withholding or Tax Payments	-26 -
SECTION 5.11.	Other Tax Matters	-27 -
SECTION 5.12.	Fiscal Year	-27 -

ARTICLE VI

Company Ordinary Shares and Transfers

SECTION 6.01.	General	-27 -
SECTION 6.02.	Issuance of Ordinary Shares After Closing	-27 -
SECTION 6.03.	Restrictions on Transfers	-28 -
SECTION 6.04.	Permitted Transfers	-28 -
SECTION 6.05.	Right of First Offer and Tag-Along Right	-29 -
SECTION 6.06.	Initial Public Offering	-30 -
SECTION 6.07.	Ownership of the Holders	-31 -

ARTICLE VII

Limitation on Liability; Exculpation and Indemnification

SECTION 7.01.	Limitation on Liability	-31 -
SECTION 7.02.	Exculpation of Covered Persons	-31 -
SECTION 7.03.	Renunciation of Corporate Opportunities	-32 -
SECTION 7.04.	Indemnification	-33 -
SECTION 7.05.	No Consequential, Special or Punitive Damages	-34 -

- ii -

ARTICLE VIII

Defaults; Withdrawal; Dissolution; Termination

SECTION 8.01.	Events of Default	-34 -
SECTION 8.02.	Events of Withdrawal	-35 -
SECTION 8.03.	Dissolution	-35 -
SECTION 8.04.	Winding Up of the Company	-35 -
SECTION 8.05.	Claims of Holders	-36 -
SECTION 8.06.	Termination	-36 -

ARTICLE IX

Miscellaneous

SECTION 9.01.	Notices	-37 -
SECTION 9.02.	No Third-Party Beneficiaries	-37 -
SECTION 9.03.	Waiver	-37 -
SECTION 9.04.	Integration	-38 -
SECTION 9.05.	Headings	-38 -
SECTION 9.06.	Counterparts	-38 -
SECTION 9.07.	Severability	-38 -
SECTION 9.08.	Amendments and Modifications	-38 -
SECTION 9.09.	Applicable Law	-38 -
SECTION 9.10.	Dispute Resolution	-38 -
SECTION 9.11.	Waiver of Jury Trial	-38 -
SECTION 9.12.	Confidentiality	-38 -
SECTION 9.13.	Publicity	-39 -
SECTION 9.14.	Absence of Presumption	-39 -
SECTION 9.15.	Expenses	-39 -
SECTION 9.16.	CPE Holder and DWA Guarantee	-39 -

Schedules

Schedule 1 – Initial Directors
Schedule 2 – Initial Executive Officers
Schedule 3 – Initial Holder Percentages
Schedule 4 – Notices
Schedule 5 – U.S. Tax Annex
Schedule 6 – Dispute Resolution

Exhibits

Exhibit A – Memorandum and Articles of Association
Exhibit B – Initial Organizational and Operating Structure

- iii -

SHAREHOLDERS AGREEMENT (this “Agreement”) dated as of April 3, 2013, by and among ODW Holdings Limited (to be renamed Oriental DreamWorks Holding Limited), an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), DreamWorks Animation SKG, Inc., a Delaware corporation (“DWA”), DWA International Investments, Inc., a Delaware corporation and wholly owned subsidiary of DWA (“DWA Subsidiary”), ODW CPE Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“CPE”), China Media Capital (Shanghai) Center L.P., a limited partnership organized and existing under the laws of the People’s Republic of China (“CMC”), Shanghai Media Group, a limited liability company organized and existing under the laws of the People’s Republic of China, (“SMG”), and Shanghai Alliance Investment Co., Ltd., a limited liability company organized and existing under the laws of the People’s Republic of China (“SAIL”, and together with CMC and SMG, the “CPE Holders”).

Preliminary Statement

WHEREAS, the CPE Holders indirectly own all of the outstanding equity of CPE, with CMC, SMG and SAIL owning 50%, 30% and 20% of the outstanding equity of CPE Parent, respectively, and DWA Subsidiary is a wholly owned subsidiary of DWA;

WHEREAS, CMC has formed the Company as an exempted company incorporated with limited liability under the laws of the Cayman Islands as the vehicle for the joint venture described in this Agreement;

WHEREAS, DWA, DWA Subsidiary, CPE, the CPE Holders and the Company have entered into a Transaction and Contribution Agreement (the “Transaction and Contribution Agreement”), dated as of August 7, 2012, as amended on December 31, 2012, on January 31, 2013 and on April 3, 2013, to effect certain contributions to the Company and to establish certain other terms and conditions to the launch of the joint venture;

WHEREAS, DWA and the Company have entered into an Offshore License Agreement (the “DWA Offshore License Agreement”), dated as of the date hereof, pursuant to which DWA shall license certain intellectual property to the Company;

WHEREAS, DWA and the Company have each covenanted to cause the DWA WFOE and certain Company Subsidiaries, respectively, to enter into an Onshore License Agreement (the “DWA Onshore License Agreement”) in accordance with the provisions of the Transaction and Contribution Agreement and this Agreement, pursuant to which the DWA WFOE shall license certain intellectual property to the Ancillary WFOE and the Production WFOE;

WHEREAS, DWA, certain subsidiaries of DWA and the Company have entered into a Master Consulting and Training Services Agreement (the “DWA

Consulting and Training Services Agreement”), dated as of the date hereof, pursuant to which DWA and certain subsidiaries of DWA shall provide certain services to the Company and certain Company Subsidiaries;

WHEREAS, the BVI Subsidiary and an entity designated by DWA have entered into a Master Distribution Agreement, dated as of the date hereof, pursuant to which DWA shall license to the BVI Subsidiary certain distribution rights in and to certain animated and live-action motion pictures in the territory specified therein; and the Ancillary WFOE and an entity designated by DWA have entered into a Master Fulfillment Services Agreement, dated as of the date hereof, pursuant to which the Ancillary WFOE shall be engaged to render certain home video services in the territory specified therein with respect to certain animated and live-action motion pictures (collectively, the “DWA/ODW Distribution Agreement”);

WHEREAS, DWA and the Company have entered into a Trademark Assignment and Co-Existence Agreement, dated as of the date hereof, and CPE, CPE Parent and the CPE Holders have entered into a Deed of Undertaking, dated as of the date hereof (collectively, the “Trademark Assignment and Co-Existence Agreement”), pursuant to which DWA shall assign certain intellectual property to the Company; and

WHEREAS, DWA, DWA Subsidiary, CPE, the CPE Holders and the Company are entering into this Agreement to set forth certain agreements relating to the ownership, management and operation of the Company.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Definitions and Usage

SECTION 1.01. Definitions. (a)The following terms shall have the meanings set forth below for purposes of this Agreement:

“Additional Business” means the distribution of certain of DWA’s animated and live action content and programming by the Company pursuant to the DWA/ODW Distribution Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling, Controlled by or under direct or indirect common Control with such specified Person; provided that the Company and the Company Subsidiaries shall not be deemed to be Affiliates of any of DWA, DWA Subsidiary, CPE Parent, CPE or the CPE Holders; provided further that “Affiliate”, when used with respect to DWA or any of the CPE Holders or any of their respective Affiliates, shall only mean DWA or the applicable CPE Holder and any direct or indirect subsidiaries of DWA or the applicable CPE Holder and shall not include any direct or indirect stockholder, partner or equity holder of DWA or the applicable CPE Holder or any of their Affiliates other than DWA or the applicable CPE Holder and any direct or indirect subsidiaries of DWA or the applicable CPE Holder, as applicable.

“Ancillary Subsidiary” means ODW Commodity Limited, a limited liability company organized under the laws of Hong Kong and a wholly owned direct subsidiary of the Company established for the purpose of engaging in the (i) distribution of Motion Picture and Television Motion Picture content, (ii) development, production, license and operation of Live Stage Productions, (iii) operation, license and management of Theme Parks, (iv) operation, license and management of Animation Parks, (v) development, production, license, operation and publication of Video Games and (vi) manufacture, distribution and license of Consumer Products, in each case in the Territory.

“Ancillary WFOE” means (Shanghai Oriental DreamWorks Culture & Media Co., Ltd.), a wholly owned subsidiary of the Ancillary Subsidiary established as a wholly foreign owned enterprise in China for the purposes of engaging in the (i) distribution of Motion Picture and Television Motion Picture content, (ii) development, production, license and operation of Live Stage Productions, (iii) operation, license and management of Theme Parks, (iv) operation, license and management of Animation Parks, (v) development, production, license, operation and publication of Video Games and (vi) manufacture, distribution and license of Consumer Products, in each case in the Territory.

“Animation Park” means an area with a collection of buildings that are dedicated to the development, production and commercialization of animation, animation related technology and other related businesses.

“Animation Park Subsidiary” means the wholly owned, direct subsidiary of the Company established for the purposes of engaging in the development and operation of Animation Parks in the Territory.

“Anticorruption Laws” means any Law of China for the prevention or punishment of public or commercial corruption and bribery, including the relevant provisions of the Criminal Law of China, the PRC Anti-Unfair Competition Law, the Provisional Regulations on Anti-Commercial Bribery, as well as any applicable anticorruption Law of any other jurisdiction.

“Bankruptcy” of a Person means the occurrence of an event where such Person (i) admits in writing its inability to pay its debts as they become due, fails to satisfy any enforceable, final and material Judgment against it or otherwise ceases operations of its business in the ordinary course, (ii) is adjudicated bankrupt or becomes insolvent, (iii) winds up or liquidates its business voluntarily or otherwise, (iv) applies for, consents to or suffers the appointment of, or the taking of possession by, a receiver, custodian, assignee, trustee, liquidator or similar fiduciary of itself or of all or any substantial portion of its assets, (v) makes a general assignment for the benefit of creditors other than in the ordinary course of financing its ongoing operations, (vi) commences a voluntary case under any bankruptcy Law, (vii) files a petition seeking to take advantage of any other Law providing for the relief of debtors, (viii) acquiesces to, or fails to have dismissed, within 30 days, any petition filed against it in any involuntary case pursuant to such bankruptcy Laws or (ix) takes any action for the purpose of effecting any of the foregoing.

“Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banks in New York, New York, Hong Kong or Shanghai, China are authorized or required by Law to be closed.

“BVI Subsidiary” means Oriental Dreamworks Limited, an exempted company incorporated with limited liability under the laws of the British Virgin Islands and a wholly owned subsidiary of the Ancillary Subsidiary established for the purpose of engaging in the distribution of certain animated and live-action motion pictures in the PRC.

“China” means the People’s Republic of China, which for the purposes of this Agreement shall not include Hong Kong, Macau and Taiwan.

“China GAAP” means generally accepted accounting principles in China, as in effect from time to time.

“Class A Holder” means CPE and its Permitted Transferees.

“Class B Holder” means DWA Subsidiary and its Permitted Transferees.

“Closing” shall have the meaning assigned to such term in the Transaction and Contribution Agreement.

“Commitment Deed” means the deed of commitment made by CMC, CPE and the Company in favor of DWA and DWA Subsidiary in the form attached to the Transaction and Contribution Agreement on the date specified therein.

“Company Derivative IP” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Company Subsidiaries” means the subsidiaries of the Company in existence at Closing and any time thereafter (and includes the Ancillary Subsidiary, the Theme Park JV and the Animation Park JV).

“Consumer Products” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Content Committee” shall have the meaning assigned to such term in the Charter.

“Contribution Default” means a Cash Contribution Default or a Non-Cash Contribution Default.

“Contribution Share” means (i) with respect to cash contributions to be made in the first 24 months after and including the date of Closing, (A) 85.7% for the Class A Holder and (B) 14.3% for the Class B Holder; (ii) following the end of the first 24-month period described in clause (i) above and until such time as the Class A Holder and the Class B Holder have contributed equivalent percentages of their respective Total Cash Capital Commitments, (A) the Class B Holder shall contribute the lesser of: (1) a quotient, the numerator of which is the unfunded DWA Total Cash Capital Commitment and the denominator of which is the unfunded CPE Total Cash Capital Commitment and (2) 100%, and (B) the Class A Holder shall contribute the greater of (1) 100% minus the percentage determined under clause (ii)(A) above and (2) 0%; and (iii) thereafter, with respect to each Holder, the Holder Percentage of such Holder; provided that, if at any time the percentage of the CPE Total Cash Capital Commitment funded is 100% and the percentage of the DWA Total Cash Capital Commitment funded is less than 100%, then the Class B Holder shall fund 100% of remaining unfunded balance of the DWA Total Cash Capital Commitment at such time.

“Control” means, with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through ownership of securities or partnership, membership, limited liability company or other ownership interests, by contract or otherwise, and the terms “Controlling” and “Controlled” have meanings correlative to the foregoing.

“Core Business” means the acquisition, production and distribution of original content that is originally produced, released or commercially exploited in the Chinese language for China and, to the extent approved by the Board of Directors in accordance with the Charter, for other territories, including (subject to the foregoing limitations) (i) development, production and distribution of animated and live action Motion Pictures and Television Motion Pictures, (ii) creation of an Online Distribution Platform for distribution of original content that is accessible from China (but operated outside China), (iii) development, production, license and exhibition of Live Stage Productions, (iv) development, operation, license and management of Theme Parks, (v) development, operation, license and management of Animation Parks, (vi) development, production, license and distribution of Video Games, (vii) manufacture, distribution and license of related Consumer Products and (viii) any other lawful act or activity that the Board of Directors may from time to time approve in accordance with the Charter.

“Corporate Opportunity” means an investment or business opportunity in which the Company or any Company Subsidiary could, but for the provisions of Section 7.03, have an interest or expectancy.

“Covered Official” means any employee or officer of any Governmental Entity, enterprise owned or controlled by any Governmental Entity, public international organization or political party; any person acting in an official capacity for, or on behalf of, any such entity; and any candidate for political office. “Covered Official” also includes any other person if an offer, promise or payment to or for the benefit of such person is intended to induce a person to act improperly in the performance of duties owed to another person, or to reward the person for having done so.

“Covered Person” means (i) each Holder, (ii) each Affiliate of a Holder, (iii) each Director, (iv) each officer, director, shareholder, partner, employee, member, manager, representative, agent or trustee of a Holder or of an Affiliate of a Holder, excluding any such Person who is an employee of the Company or any Company Subsidiary and (v) each officer of the Company or any Company Subsidiary.

“CPE Initial Cash Contribution” shall have the meaning assigned to such term in the Transaction and Contribution Agreement.

“CPE Parent” shall have the meaning assigned to such term in the Transaction and Contribution Agreement.

“CPE Total Cash Capital Commitment” shall have the meaning assigned to such term in the Transaction and Contribution Agreement.

“DWA Funded Films” shall have the meaning assigned to such term in the Transaction and Contribution Agreement.

“DWA Initial Cash Contribution” shall have the meaning assigned to such term in the Transaction and Contribution Agreement.

“DWA Total Cash Capital Commitment” shall have the meaning assigned to such term in the Transaction and Contribution Agreement.

“DWA WFOE” shall have the meaning assigned to such term in the Transaction and Contribution Agreement.

“Feature Film” means a full-length animated Motion Picture developed and produced solely by the Production WFOE, branded with the brand and trademark of the Company (as determined by the Board of Directors in accordance with Article 101 of the Charter), distributed in the Territory solely by the Ancillary WFOE and released theatrically worldwide, including release in China on a major scale consistent with the release of a major Motion Picture and on a number of screens comparable to the top-five grossing Motion Pictures in China during the twelve-month period prior to such animated Motion Picture’s release.

“Governmental Entity” means any national, state, provincial or local government or any court of competent jurisdiction, regulatory or administrative agency or commission or other governmental authority or instrumentality, in each case in a competent jurisdiction.

“Holder Percentage” means the percentage represented by a fraction, the numerator of which shall be the number of the issued and outstanding Ordinary Shares owned by a Holder and the denominator of which shall be the number of all the issued and outstanding Ordinary Shares, in each case on the relevant date of determination.

“Holders” means the Class A Holder and the Class B Holder.

“Hong Kong” means Hong Kong, the Special Administrative Region of China.

“IFRS” means international financial reporting standards, as in effect from time to time.

“Initial Cash Contributions” means, with respect to CPE, the CPE Initial Cash Contribution and, with respect to DWA Subsidiary, the DWA Initial Cash Contribution.

“Initial Contributions” shall have the meaning assigned to such term in the Transaction and Contribution Agreement.

“Initial Public Offering” means the initial underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended from time to time (or pursuant to a comparable form under non-U.S. securities Laws), of Ordinary Shares or equity interests of any Company Subsidiary.

“Intellectual Property” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Intellectual Property Rights” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“JV Mark” shall have the meaning assigned to such term in the Trademark Assignment and Co-Existence Agreement.

“Judgment” means any judgment, order, decree or any other ruling of a Governmental Entity.

“Law” means any statute, law, ordinance, rule or regulation in a competent jurisdiction.

“License and Services Agreements” means, collectively, (i) the DWA Offshore License Agreement, (ii) the DWA Onshore License Agreement, (iii) the DWA Consulting and Training Services Agreement, (iv) the DWA/ODW Distribution Agreement and (v) any other license or services agreement between the Company or any Company Subsidiary, on the one hand, and any Holder or Affiliate of any Holder, on the other hand, as may be entered into from time to time after the Closing.

“Lien” means any pledge, encumbrance, security interest, purchase option, call or similar right.

“Live Stage Production” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Motion Picture” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Online Distribution Platform” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Organizational Documents” means, with respect to any Person at any time, such Person’s certificate or articles of incorporation, by-laws, memorandum and articles of association, certificate of formation of limited liability company, limited liability company agreement, joint venture contract or other similar organizational or constituent documents, as applicable, in effect at such time.

“Other Transaction Documents” means the Transaction Documents other than this Agreement.

“Panel” shall have the meaning assigned to such term in Schedule 6 hereto.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, governmental authority or other entity (including a “variable interest entity” as defined under the generally accepted accounting principles of the applicable jurisdiction).

“Production Subsidiary” means ODW Animation Limited, a limited liability company organized under the laws of Hong Kong and a wholly owned direct subsidiary of the Company established for the purposes of engaging in the development and production of animated and live action Motion Picture and Television Motion Picture content, as well as development and production of original content for a newly created Online Distribution Platform, in the Territory.

“Production WFOE” means (Shanghai Oriental DreamWorks Film & TV Technology Co., Ltd.), a wholly owned subsidiary of the Production Subsidiary organized as a wholly foreign owned enterprise in China established for the purposes of engaging in onshore production and development of Motion Picture and Television Motion Picture content, as well as content for an Online Distribution Platform, in the Territory.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, tax advisors and other agents of such Person.

“subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned by such first Person or by another subsidiary of such first Person.

“Substantial Breach” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Television Motion Picture” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Territory” means China and such other jurisdictions with respect to the relevant activities as may be approved by the Board of Directors in accordance with the Charter and this Agreement.

“Theme Park” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Theme Park Subsidiary” means the wholly owned, direct subsidiary of the Company established for the purposes of engaging in the development and operation of Theme Parks in the Territory.

“Total Cash Capital Commitment” means, with respect to CPE, the CPE Total Cash Capital Commitment and, with respect to DWA Subsidiary, the DWA Total Cash Capital Commitment.

“Trademark” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

“Transaction Documents” means, collectively, (i) this Agreement, (ii) the Transaction and Contribution Agreement, (iii) the Trademark Assignment and Co-Existence Agreement, (iv) the DWA Offshore License Agreement, (v) the DWA Onshore License Agreement, (vi) the DWA Consulting and Training Services Agreement, (vii) the DWA/ODW Distribution Agreement and (viii) the Commitment Deed.

“Transfer” means any sale, assignment, transfer, exchange, gift, bequest, pledge, hypothecation, distribution, spin-off, split-off, disposition, encumbrance or other cessation of interest, direct or indirect, in whole or in part, by operation of law or otherwise, and the terms “Transferred”, “Transferring”, “Transferor” and “Transferee” have meanings correlative to the foregoing.

“U.S. GAAP” means generally accepted accounting principles in the United States, as in effect from time to time.

“Video Games” shall have the meaning assigned to such term in the DWA Offshore License Agreement.

(b) The following terms are defined in the Section of this Agreement set forth below.

Term	Defined in Section
“Additional Cash Contributions”	4.02(a)
“Agreement”	Preamble
“Ancillary WFOE”	2.06(b)

Term	Defined in Section
“Animation Park JV”	2.06(d)
“Annual Operating Budget”	3.04(b)
“Anticorruption Program”	5.03(a)
“Appraiser”	4.04(c)
“Board of Directors”	3.01
“Broadcast Approvals”	2.06(b)
“Budget”	3.04(b)
“Budget Approval Failure”	3.05
“Business Plan”	3.03(b)
“Cash Contribution Default”	4.04(a)
“CCO”	3.02
“CEO”	3.02
“CFO”	3.02
“Charter”	2.01(a)
“Class A Shares”	6.01(a)
“Class B Shares”	6.01(a)
“CMC”	Preamble
“Company”	Preamble
“Compliance Impasse”	3.06
“COO”	3.02
“CPE”	Preamble
“CPE Holders”	Preamble
“Defaulting Holder”	8.01(b)
“Director”	3.01
“Discussion Period”	3.06(b)
“Distribution Approvals”	2.06(b)
“Drawdown Date”	4.03
“Drawdown Notice”	4.03
“DWA”	Preamble
“DWA Consulting and Training Services Agreement”	Recitals
“DWA/ODW Distribution Agreement”	Recitals
“DWA Offshore License Agreement”	Recitals
“DWA Onshore License Agreement”	Recitals
“DWA Subsidiary”	Preamble
“Event of Default”	8.01(a)
“Fiscal Year”	5.12
“ICC”	9.10
“Impasse”	3.06(a)
“Independent Accounting Firm”	5.08
“Independent Appraiser”	4.04(c)
“Initial Budget”	3.04(a)
“Initial Business Plan”	3.03(a)
“Investing Party”	7.05
“IPO”	6.06(a)

Term	Defined in Section
“Mediation”	3.06(c)
“Non-Cash Contribution Default”	4.04(b)
“Non-Cash Contribution Default Value”	4.04(b)
“Offer Notice”	6.05(a)
“Offer Price”	6.05(a)
“Offer Terms”	6.05(a)
“Offering Holder”	6.05(a)
“Ordinary Shares”	6.01(a)
“Other Holder”	6.05(a)
“Permitted Transferee”	6.04(b)
“Production Approvals”	2.06(a)
“Production WFOE”	2.06(a)
“Restricted Period”	6.04(a)(iii)
“SAIL”	Preamble
“SMG”	Preamble
“Stub Period”	3.03(a)
“Subject Shares”	6.05(a)
“Tax Annex”	5.09
“Term”	2.03
“Theme Park JV”	2.06(c)
“Trademark Assignment and Co-Existence Agreement”	Recitals
“Transaction and Contribution Agreement”	Recitals
“Winding-Up Event”	8.03(a)

SECTION 1.02. Terms and Usage Generally. (a) The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. All references herein to Articles, Sections, Exhibits and Schedules shall be deemed to be references to Articles and Sections of, or Exhibits and Schedules to, this Agreement unless the context shall otherwise require. All Exhibits and Schedules attached hereto shall be deemed incorporated herein as if set forth in full herein. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to a Person are also to its permitted successors and permitted assigns. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(b) As used in this Agreement, unless otherwise expressly specified herein, any allocation or distribution to be made among the Holders “on a pro rata basis” shall be made in proportion to the relative Holder Percentages attributable to such Holders, as determined immediately prior to the transaction with respect to which such allocation or distribution is being made.

(c) All accounting terms not defined in this Agreement shall have the meanings determined by (i) IFRS to the extent such terms relate to the Company or Company Subsidiaries or Holders that are organized outside of China, and (ii) China GAAP to the extent such terms relate to the Company Subsidiaries or Holders that are organized in China; provided that in the event both IFRS and China GAAP apply to a given accounting term, the meaning determined by IFRS shall apply.

SECTION 1.03. Incorporation of Certain Charter Provisions.

(a) The following provisions of the Charter shall be incorporated by reference into this Agreement and shall be enforceable by the parties hereto as if such provisions were part of this Agreement:

(i) Articles 12 through 17;

(ii) Articles 94 through 105;

(iii) Articles 109 through 117;

(iv) Articles 149 through 153; and

(v) Articles 154 through 159.

(b) Notwithstanding anything to the contrary in this Agreement, any amendment or waiver of any of the foregoing provisions of the Charter may be effected in accordance with the terms of the Charter and applicable Law without regard to any terms of this Agreement.

ARTICLE II

Formation and Company Subsidiaries

SECTION 2.01. Formation; Registered Office. (a) The Holders have, on or prior to the date of this Agreement, taken all steps necessary to file and record with the appropriate Governmental Entity all documents in connection with the incorporation, formation and operation of the Company as an exempted company under the laws of the Cayman Islands. The Memorandum and Articles of Association of the Company (the “Charter”) are set forth in Exhibit A hereto.

(b) The registered office of the Company shall be in the Cayman Islands.

SECTION 2.02. Name. The name of the Company is ODW Holdings Limited and shall be changed to Oriental DreamWorks Holding Limited promptly after the date hereof (subject to the provisions of the DWA Offshore License Agreement). The Board of Directors may, upon obtaining the requisite approval in accordance with the Charter, further change the name of the Company or adopt such trade or fictitious names as it may determine from time to time.

SECTION 2.03. Term. The term of the Company shall continue in perpetuity unless earlier dissolved, wound up or terminated (a) in accordance with the Charter, (b) in accordance with Article VIII or (c) as otherwise required by applicable Law (the “Term”).

SECTION 2.04. Principal Office and Place of Business. The principal office and place of business of the Company shall be in the Cayman Islands. In accordance with the Charter, the Board of Directors may change the Company’s principal office or place of business at any time and may establish other offices or places of business at other locations in the Territory.

SECTION 2.05. Purposes. The purposes of the Company are, whether directly or through the Company Subsidiaries, to be a leading China-focused family entertainment company and to engage in (a) the Core Business in the Territory, (b) the Additional Business in the Territory and (c) any other lawful act or activity that the Board of Directors may, upon obtaining the requisite approval in accordance with the Charter, from time to time determine. Except as approved by the Board of Directors in accordance with the Charter, the Company and the Company Subsidiaries shall not engage in any business or activity outside the Territory or outside the scopes of the Core Business and the Additional Business. The Company shall aim to meet global standards with respect to each element of the Core Business, the Additional Business and any other activities approved by the Board of Directors in accordance with the Charter, to enhance economic benefits and to enable each Holder to obtain a satisfactory economic return. Each of the Holders, the CPE Holders and DWA acknowledges these purposes and aims of the Company and shall in good faith assist the Company to achieve such purposes and aims through making the CPE Non-Cash Contribution and the DWA Non-Cash Contribution, as applicable, and as otherwise provided in the Transaction Documents.

SECTION 2.06. Company Subsidiaries. (a) Upon or as soon as reasonably practicable following Closing, the Production Subsidiary and the Production WFOE shall adopt Organizational Documents approved by the Board of Directors in accordance with the Charter (as contemplated by Section 2.06(e)). Each of CMC, SAIL, SMG and CPE shall use its respective best efforts to ensure that the Production WFOE obtains, as soon as reasonably practicable following Closing, all authorizations, permits and other approvals required by the applicable Governmental Entities for the production of Motion Picture content, production of Television Motion Picture content, as well as the production of content for an Online Distribution Platform, each in the Territory and in accordance with the Business Plan (the “Production Approvals”). The parties acknowledge and agree that mere failure to obtain the Production Approvals shall not alone constitute a breach of this provision to the extent that each of CMC, SAIL, SMG and CPE used its respective best efforts to obtain the Production Approvals for the Production WFOE. Prior to the Production WFOE having obtained all Production Approvals, the Production WFOE will initially engage in preproduction-related activities, provision of technical support services and such other activities as may be determined by the Board of Directors in accordance with the Charter. After the Production WFOE has obtained all Production Approvals, the Production WFOE shall engage in the production and development of all Motion Picture and Television Motion Picture content of the Company and the Company Subsidiaries in the Territory and, subject to the terms and conditions of the Trademark Assignment and Co-Existence Agreement, such content shall be branded with the brand and trademark of the Company, as initially determined by the Board of Directors and thereafter determined by the Content Committee, each in accordance with the Charter.

(b) Upon or as soon as reasonably practicable following Closing, the Ancillary Subsidiary and the Ancillary WFOE shall adopt Organizational Documents approved by the Board of Directors in accordance with the Charter (as contemplated by Section 2.06(e)). As promptly as reasonably practicable after the date hereof, the Company shall (i) acquire a company in Hong Kong that qualifies as a Hong Kong Service Supplier under the Hong Kong Closer Economic Partnership Arrangement and (ii) make appropriate arrangements for the Ancillary WFOE to become a subsidiary of such entity and to obtain all approvals necessary for the Ancillary WFOE to distribute locally produced content in the Territory. After the Production WFOE has obtained all Production Approvals in accordance with Section 2.06(a) and the Ancillary WFOE has obtained all approvals to distribute locally produced content in the Territory, the Company will cause the Ancillary WFOE and the Production WFOE to enter into a distribution agreement governing the distribution of the content produced by the Production WFOE in the Territory. In addition, each of CMC, SAIL, SMG and CPE shall use its respective best efforts to ensure that the Ancillary WFOE obtains, as soon as reasonably practicable following Closing, all authorizations, permits and other approvals required by the applicable Governmental Entities for the broadcast of Television Motion Picture content during primetime in the Territory and in accordance with the Business Plan (the “Broadcast Approvals”), and CMC shall use its best efforts to ensure that the Ancillary WFOE obtains, as soon as reasonably practicable following Closing, all authorizations, permits and other approvals required by the applicable Governmental Entities for the distribution in China of movies that are originally produced outside of China in accordance with the Business Plan (the “Distribution Approvals”). The parties acknowledge and agree that mere failure to obtain the Broadcast Approvals or the Distribution Approvals shall not alone constitute a breach of this provision to the extent that each of CMC, SAIL, SMG and CPE used its respective best efforts to obtain the Broadcast Approvals or the Distribution Approvals, as applicable, for the Ancillary WFOE.

(c) Upon or as soon as reasonably practicable following Closing, and except as otherwise approved by the Board of Directors in accordance with the Charter, the Theme Park Subsidiary will be incorporated and formed by the Company as a company limited by shares organized under the laws of Hong Kong, pursuant to the applicable Organizational Documents, and CPE and the CPE Holders will use their commercially reasonable efforts to identify and recommend to the Board of Directors a Chinese company to serve as the Theme Park Subsidiary’s partner for the purposes of developing and operating Theme Parks in the Territory. After such Chinese company has been approved as the Theme Park Subsidiary’s partner by the Board of Directors in accordance with the Charter, the Company will cause the Theme Park Subsidiary to enter into a joint venture arrangement with such Chinese company in the form of a Chinese-foreign joint venture company organized under the laws of China pursuant to the applicable Organizational Documents for purposes of developing and operating Theme Parks in the Territory (the “Theme Park JV”). The Company will ensure that the Theme Park Subsidiary will be a partner in the Theme Park JV on the terms approved by the Board of Directors in accordance with the Charter and that management and operation of the Theme Park JV will be provided by the Ancillary WFOE.

(d) Upon or as soon as reasonably practicable following Closing, and except as otherwise approved by the Board of Directors in accordance with the Charter, the Animation Park Subsidiary will be incorporated and formed by the Company as a company limited by shares organized under the laws of Hong Kong, pursuant to the applicable Organizational Documents, and the Production WFOE, CMC, SAIL and SMG will discuss with the applicable Governmental Entities the establishment of Animation Parks in China for purposes of centralizing the key operations of the Production WFOE in one location and leasing extra office space to third parties. CPE and the CPE Holders will use their commercially reasonable efforts to identify and recommend to the Board of Directors a Chinese company to serve as the Animation Park Subsidiary’s partner for the purpose of establishing Animation Parks in the Territory. Upon obtaining the requisite approvals from applicable Governmental Entities and from the Board of Directors in accordance with the Charter, the Company will cause the Animation Park Subsidiary to enter into a joint venture arrangement with such Chinese company in the form of a Chinese-foreign joint venture company organized under the laws of China pursuant to the applicable Organizational Documents for purposes of developing, operating and leasing Animation Parks in the Territory (the “Animation Park JV”). The Company will ensure that the Animation Park Subsidiary will be a partner in the Animation Park JV on the terms approved by the Board of Directors in accordance with the Charter and that management and operation of the Animation Park JV will be provided by the Ancillary WFOE.

(e) Except as otherwise set forth in this Section 2.06 with respect to the Theme Park JV and the Animation Park JV, and except as otherwise approved by the Board of Directors in accordance with the Charter, all of the Company Subsidiaries shall be directly or indirectly wholly owned and controlled by the Company and no equity securities thereof or other interests therein shall be granted or issued to any other Person. The Organizational Documents of each Company Subsidiary are subject to the approval of the Board of Directors in accordance with the Charter. The initial organizational and operating structure of the Company and the Company Subsidiaries, after the completion of the steps set forth in this Section 2.06, is set forth in Exhibit B hereto.

ARTICLE III

Management of the Company

SECTION 3.01. Board of Directors. In accordance with the Charter, the business and affairs of the Company and the Company Subsidiaries will be conducted at the direction of a board of directors of the Company (the “Board of Directors”, and each member of the Board of Directors, a “Director”). The number of Directors comprising the entire Board of Directors shall be fixed from time to time by the Board of Directors in accordance with the Charter; provided that the number of Directors shall at all times be an odd number (except for the number one), half of which, rounded up to the next whole number, shall be elected and subject to removal and replacement by the Holder that, together with its Affiliates, holds the highest Holder Percentage (which shall initially be the Class A Holder) and half of which, rounded down to the next whole number, shall be elected and subject to removal and replacement by the other Holder (which shall initially be the Class B Holder). The initial number of Directors shall be seven and the initial Directors shall be the individuals listed in Schedule 1 hereto.

SECTION 3.02. Executive Officers. In accordance with the Charter, the executive officers of the Company will include a Chief Executive Officer (“CEO”), a Chief Financial Officer (“CFO”), a Chief Creative Officer (“CCO”) and a Chief Operating Officer (“COO”). The initial CEO and CCO have been nominated by the Class B Holder and confirmed by the Class A Holder, and shall be the individuals listed opposite such positions in Schedule 2 hereto. The initial Chairman of the Board of Directors, CFO and COO have been nominated by the Class A Holder and confirmed by the Class B Holder, and shall be the individuals listed opposite such positions in Schedule 2 hereto. Successors to the initial CEO, CFO, CCO, COO and Chairman of the Board of Directors will be designated by the Board of Directors in accordance with the Charter. Subject to the terms of this Agreement, the Company and the Company Subsidiaries shall collectively be managed as an enterprise on a stand-alone basis in a manner designed to maximize the long-term economic value of the Company and the Company Subsidiaries as an enterprise.

SECTION 3.03. Business Plans. (a) The business of the Company and the Company Subsidiaries shall be conducted in accordance with the applicable Business Plan. The initial business plan (the “Initial Business Plan”) is in the form that has been signed by both the Class A Holder and the Class B Holder, and includes (i) a summary operating budget, (ii) a target capital contribution schedule, (iii) financial projections covering projected revenues, projected capital and operating expenditures, projected operating profit/loss and projected free cash flow, (iv) the major business and operational objectives, (v) the processes, means, resources and requirements (including facilities, infrastructure, staffing, technology, permits, approvals and assets) to execute such plan and major business and operational objectives and (vi) the timeline for execution of such major business and operational objectives, in the case of each of clauses (i) through (vi), for the period from the date of formation of the Company to the end of the Fiscal Year in which the Company was formed (the “Stub Period”) and for each of the five Fiscal Years thereafter.

(b) At least 60 days prior to the beginning of each Fiscal Year, management of the Company shall deliver to the Board of Directors an updated and revised five-year business plan for the Company containing substantially the same level of detail as, and prepared on a basis consistent with, the Initial Business Plan. Management of the Company shall make any revisions necessary in order to obtain the approval of the Board of Directors of such business plan in accordance with the Charter (the Initial Business Plan and any such updated and revised business plan approved by the Board of Directors in accordance with the Charter, the “Business Plan”). Once the Business Plan has received the approval of the Board of Directors in accordance with the Charter, any proposed amendments to such Business Plan must obtain the approval of the Board of Directors in accordance with the Charter to be effective.

SECTION 3.04. Budgets. (a) The business of the Company and the Company Subsidiaries for the Stub Period and each subsequent Fiscal Year shall be conducted in accordance with the applicable Budget for such period. The initial budget (the “Initial Budget”) is in the form that has been signed by both the Class A Holder and the Class B Holder, and includes a detailed operating budget for the Stub Period and for each of the two Fiscal Years thereafter.

(b) Commencing with the third full Fiscal Year of the Term, at least 60 days prior to the beginning of each Fiscal Year, management of the Company shall deliver to the Board of Directors a detailed operating budget for the Company for such Fiscal Year, which shall contain substantially the same level of detail as, and be prepared on a basis consistent with, the Initial Budget. Management of the Company shall make any revisions necessary in order to obtain the approval of the Board of Directors of such budget in accordance with the Charter (each annual operating budget approved by the Board of Directors in accordance with the Charter, the “Annual Operating Budget”, and the Initial Budget and each such subsequent Annual Operating Budget, the “Budget”). Any proposed amendments to any such Budget must obtain the approval of the Board of Directors in accordance with the Charter to be effective.

SECTION 3.05. Failure to Approve the Annual Operating Budget. Commencing with the third full Fiscal Year of the Term, if the Board of Directors fails to approve an Annual Operating Budget for a Fiscal Year in accordance with the Charter prior to the date that is 30 days before the beginning of such Fiscal Year (a “Budget Approval Failure”), then, subject to the dispute resolution provisions set forth in Section 3.06 and pending resolution of the Budget Approval Failure, the Annual Operating Budget for such Fiscal Year shall be the summary annual operating budget for such Fiscal Year included in the then-current Business Plan, with appropriate increases or decreases to reflect (a) escalation or de-escalation provisions in existing contracts of the Company and the Company Subsidiaries, (b) any scheduled commitments or expenditures for such Fiscal Year that were contemplated by the prior Budget and (c) any contractual commitments made by the Company or any Company Subsidiary and, to the extent required by the Charter, approved by the Board of Directors since the date that the prior Budget was finalized.

SECTION 3.06. Impasse. (a) If the Board of Directors is unable to resolve a dispute or reach a decision on any matter with respect to the business or operations of the Company and the Company Subsidiaries that requires approval of the Board of Directors pursuant to the Charter, including any Budget Approval Failure, any report or proposed cure pursuant to Section 5.05 or amendment to the Anticorruption Program pursuant to Section 5.03(a) (any such dispute or inability to reach a decision, an “Impasse” and in the case of the inability to reach a decision with respect to a report or proposed cure under Section 5.05 or with respect to any amendment to the Anticorruption Program pursuant to Section 5.03(a), a “Compliance Impasse”), then either Holder may, at any time during the continuance of such Impasse, provide written notice to the other Holder that an Impasse exists.

(b) Within five days of the receipt of such notice of Impasse by the other Holder in accordance with Section 3.06(a), the Impasse will be submitted to the Chief Executive Officer of DWA and the Chairman of CPE, who will attempt in good faith to resolve such matter within 15 days, unless another period is agreed by each Holder (the “Discussion Period”).

(c) If an Impasse has not been resolved during the Discussion Period in accordance with Section 3.06(b), then such Impasse will be submitted to nonbinding mediation pursuant to this Section 3.06(c). To initiate the mediation of the Impasse, either Holder shall send written notice of its request for the mediation to the other Holder, and the Impasse shall be mediated in Hong Kong within 15 days from the date of such written request (the “Mediation”). The Mediation shall be conducted by a single mediator to be selected by the Holders. If the Holders cannot agree on the mediator, each Holder shall select a mediator and such mediators shall together unanimously select a third, neutral mediator who shall independently conduct the Mediation. Any selected mediator shall have applicable industry experience in China and be independent of the Holders and their respective Affiliates. In the event that the Holders select one mediator, the Holders shall equally bear the fees and expenses of such mediator. In the event that the Holders each select one mediator and such mediators together select a third, neutral mediator, each Holder shall bear the cost of its respective selected mediator and the Holders shall equally bear the fees and expenses of such selected third mediator.

(d) The mediator shall mediate the Impasse for no more than 15 days and shall be entitled to meet with the Holders separately and together. Each Holder shall have the right to make a written submission to the mediator. If, after working in good faith, the Holders are not able to resolve the Impasse with the assistance of the mediator within 15 days, then either Holder may thereafter until such Impasse is resolved initiate the unwind, dissolution and termination of the Company in accordance with Section 8.03(a)(iii).

ARTICLE IV

Capital Contributions and Distributions

SECTION 4.01. Initial Contributions. The Holders have entered into the Transaction and Contribution Agreement pursuant to which each Holder shall make its respective Initial Contributions on the Closing Date as set forth therein. For the avoidance of doubt, the Initial Cash Contributions to be made by each Holder on the Closing Date shall be such Holder’s Contribution Share of all anticipated expenditures of the Company for the first 12 months following the date of Closing as set forth in the Initial Budget.

SECTION 4.02. Additional Contributions. (a) After the Closing, each Holder shall be obligated to make additional cash contributions as provided in this Section 4.02 (the “Additional Cash Contributions”). For the avoidance of doubt, except with respect to any Cash Contribution Default, and except as otherwise approved by the Board of Directors in accordance with the Charter, no additional Ordinary Shares shall be issued following Closing in respect of cash contributions by a Holder made to fund such Holder’s Total Cash Capital Commitment.

(b) Following the Closing, each Holder shall be required to fund such Holder’s Contribution Share of all aggregate cash contributions to be made by the Holders as and when called by the Board of Directors pursuant to Section 4.03 in accordance with the applicable Budget; provided that, notwithstanding anything to the contrary, such Additional Cash Contributions by a Holder, together with such Holder’s Initial Cash Contributions, shall not exceed, in the case of the Class A Holder, the CPE Total Cash Capital Commitment and, in the case of the Class B Holder, the DWA Total Cash Capital Commitment.

(c) On or prior to the second anniversary of the date of Closing (or if such date is not a Business Day, the next Business Day after such date), the Class B Holder shall contribute to the Company the rights with respect to the DWA Funded Films as specified in the Transaction and Contribution Agreement.

(d) After the entirety of each of the CPE Total Cash Capital Commitment and DWA Total Cash Capital Commitment has been funded by the Holders in accordance with this Section 4.02, in the event that the Company needs additional funding, such cash capital requirements will be funded by (i) the Company’s or a Company Subsidiary’s incurrence of indebtedness to the extent available on commercially reasonable terms from third parties or (ii) raising additional equity capital from third parties or existing Holders, in each case subject to approval by the Board of Directors in accordance with the Charter.

(e) No Holder shall have any right or obligation to contribute any cash or other assets to the Company other than as specifically provided for in this Section 4.02 and the Transaction and Contribution Agreement, except as may be approved by the Board of Directors in accordance with the Charter.

SECTION 4.03. Contribution Drawdown. At least 30 days prior to the funding date for any Additional Cash Contributions contemplated by the applicable Budget (a “Drawdown Date”), the Board of Directors shall deliver (or cause to be delivered) to each Holder written notice (a “Drawdown Notice”) setting forth the amount to be funded by such Holder in accordance with this Agreement as an Additional Cash Contribution and the applicable Drawdown Date. Each Holder shall make an Additional Cash Contribution on such Drawdown Date in the amount so specified for such Holder, subject to the terms of this Agreement.

SECTION 4.04. Contribution Default. (a) If a Holder fails to contribute all or part of any Additional Cash Contribution required of such Holder in accordance with this Agreement, then such Holder shall be in default hereunder. If such Holder fails to cure such default within five Business Days after receipt of written notice thereof from the Board of Directors or the other Holder, then such Holder shall be the subject of a “Cash Contribution Default” until such time as such Holder has cured such default. In addition to the provisions of Section 8.01, any Cash Contribution Default shall result in:

(i) the Defaulting Holder being obligated to pay interest to the Company on the amount of the defaulted contribution at a rate equal to 5% per annum;

(ii) the Company’s issuance of additional Ordinary Shares to the non-defaulting Holder in accordance with Section 6.02(b) such that the Holder Percentage of the non-defaulting Holder equals a fraction, the numerator of which shall be the value of the non-defaulting Holder’s Initial Contributions and the denominator of which shall be the amount equal to $330,000,000 minus the defaulted funding requirement; and

(iii) the right of the non-defaulting Holder to elect, at its option, to make up all or a portion of the defaulted funding requirement, with a corresponding dilution of the Defaulting Holder through the Company’s issuance of additional Ordinary Shares to the non-defaulting Holder in accordance with Section 6.02(b).

(b) A “Non-Cash Contribution Default” shall mean (i) with respect to the Class A Holder, a material breach by CPE, CMC, SAIL or SMG of their respective obligations under Section 2.06(a) or 2.06(b), as determined by a nonappealable final judgment of a Panel pursuant to arbitration proceedings conducted in accordance with Schedule 6 hereto, and (ii) with respect to the Class B Holder, a Substantial Breach by DWA or DWA WFOE of the DWA Offshore License Agreement or the DWA Onshore License Agreement, respectively, as determined by a nonappealable final judgment of a Panel pursuant to arbitration proceedings which, in accordance with the provisions of the DWA Offshore License Agreement and the DWA Onshore License Agreement, shall be conducted in accordance with Schedule 6 hereto. In addition to the provisions of Section 8.01, any Non-Cash Contribution Default shall result in:

(1) the Company’s issuance of additional Ordinary Shares to the non-defaulting Holder in accordance with Section 6.02(b) such that the Holder Percentage of the non-defaulting Holder equals a fraction, the numerator of which shall be the value of the non-defaulting Holder’s Initial Contributions and the denominator of which shall be the amount equal to $330,000,000 minus the value of the Non-Cash Contribution Default, as determined in accordance with Section 4.04(c) (the “Non-Cash Contribution Default Value”); and

(2) the right of the non-defaulting Holder to elect, at its option, to make up all or a portion of the Non-Cash Contribution Default Value in cash, with a corresponding dilution of the Defaulting Holder through the Company’s issuance of additional Ordinary Shares to the non-defaulting Holder in accordance with Section 6.02(b).

(c) The Non-Cash Contribution Default Value shall be determined in accordance with the following procedures:

(i) As promptly as practicable, but in any event within 20 Business Days after a Non-Cash Contribution Default, the Holders shall use reasonable efforts to agree upon a valuation of such Non-Cash Contribution Default and, if the Holders agree upon a valuation of such Non-Cash Contribution Default during such 20 Business Day period, the Non-Cash Contribution Default Value shall be such agreed value; and

(ii) If the Holders are unable to agree upon a valuation of such Non-Cash Contribution Default within such 20 Business Day period, each of the Class A Holder and the Class B Holder shall retain within 10 Business Days thereafter a reputable and internationally recognized investment bank or valuation firm (each an “Appraiser”) to determine the value of such Non-Cash Contribution Default. Each Appraiser will submit its determination of the Non-Cash Contribution Default Value within 20 Business Days from the date of its engagement. If the determinations of the Non-Cash Contribution Default Value by the selected Appraisers vary by less than 10% of the average of such two determinations, the Non-Cash Contribution Default Value will be the average of the two determinations. If such determinations vary by more than 10% of the average of such two determinations, the two Appraisers will promptly designate a third reputable and internationally recognized investment bank or valuation firm, which must be unaffiliated with each of the first two Appraisers and must not have had any significant affiliation with, or engagement for, either Holder or any Affiliate of either Holder during the two years prior to its selection (such third Appraiser, the “Independent Appraiser”). The Independent Appraiser will select from the two determinations of the Non-Cash Contribution Default Value the determination that it believes is closest to the value of the Non-Cash Contribution Default within 20 Business Days from the date of its selection. For purposes of this Section 4.04(c), the “value” of a Non-Cash Contribution Default shall in no event exceed an amount equal to the initial value that was ascribed to the property or service that is the subject of such Non-Cash Contribution Default for purposes of the Transaction and Contribution Agreement, less, (x) in the case of a Non-Cash Contribution Default with respect to the Class B Holder, the amount of any recovery by or on behalf of the Company or any of its Subsidiaries pursuant to the

DWA Offshore License Agreement or the DWA Onshore License Agreement, as applicable, in respect of the breach that forms the basis of such Non-Cash Contribution Default or (y) in the case of a Non-Cash Contribution Default with respect to the Class A Holder, the amount of any other recovery by or on behalf of the Company, DWA or DWA Subsidiary pursuant to this Agreement in respect of the breach that forms the basis of such Non-Cash Contribution Default.

SECTION 4.05. Distributions. (a) Dividends and other distributions with respect to the Ordinary Shares shall be payable in accordance with the Charter and Section 8.04 as and when declared by the Board of Directors (or, in the case of a distribution pursuant to Section 8.04, the duly appointed liquidator) in accordance with the Charter, subject in all cases to applicable Law.

(b) No Holder shall be entitled to withdraw capital or receive dividends or other distributions except as specifically provided herein.

(c) The Company shall not distribute any assets in kind, except as provided in Section 8.04.

ARTICLE V

Accounting, Compliance and Tax Matters

SECTION 5.01. Accounting Books and Records. (a) The Company shall maintain, and cause to be maintained, complete and accurate books of account of the Company’s and each Company Subsidiary’s affairs at the Company’s principal place of business and at such other place or places as determined by the Board of Directors in accordance with the Charter. Such books shall include all income, expenditures, assets and liabilities of the Company and each Company Subsidiary. The Company’s and each Company Subsidiary’s accounting period for tax and fiscal purposes shall be the Fiscal Year. The books of the Company and each Company Subsidiary that is organized outside of China shall be kept in accordance with IFRS, and the books of each Company Subsidiary that is organized in China shall be kept in accordance with China GAAP; provided that in the event that both IFRS and China GAAP apply to a given transaction, IFRS shall apply. Such books shall include the accounting policies and principles as shall be established in accordance with the terms hereof and otherwise agreed upon by the Board of Directors from time to time in accordance with the Charter. The Holders agree to fully cooperate with one another, the Company and each Company Subsidiary, and the Company shall cooperate, and cause each Company Subsidiary to cooperate, with each Holder to provide all reasonably necessary financial information and related analysis with respect to Company tax matters.

(b) The Company shall make and keep books, records and accounts of the Company and of each Company Subsidiary in reasonable detail, such that they accurately and fairly reflect the transactions and dispositions of assets of the Company and of each Company Subsidiary, and the Company shall ensure that a system of internal controls is developed and maintained, in each case in a manner that provides sufficient assurance that:

(i) all transactions of the Company and each Company Subsidiary are executed, and access to assets of the Company and each Company Subsidiary is only permitted, in accordance with the terms of this Agreement and the Charter, including the general or specific authorizations of the Board of Directors, and the management of the Company and each Company Subsidiary is consistent with this Agreement and the Charter;

(ii) all transactions of the Company and each Company Subsidiary are recorded in such form and manner as will (A) permit preparation of income and franchise tax returns and information returns in accordance with this agreement and any requirements of applicable Governmental Entities, (B) permit preparation of the financial statements of (1) the Company and each Company Subsidiary that is organized outside of China in accordance with IFRS and (2) each Company Subsidiary that is organized in China in accordance with China GAAP (provided that in the event that both IFRS and China GAAP apply to a given transaction, IFRS shall apply) and (C) maintain accountability for the assets of the Company and each Company Subsidiary;

(iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any resulting differences; and

(iv) all transactions of the Company and each Company Subsidiary are recorded in such form and manner as will permit compliance with all applicable Laws and permit preparation of any reports required to be filed by the Company, any Company Subsidiary or any Holder or Affiliate of a Holder pursuant thereto; provided that any incremental costs associated with the recordation of transactions of the Company and the Company Subsidiaries for the sole purpose of the preparation of any reports required to be filed by any Holder or such Holder’s Affiliates shall be borne by such Holder.

(c) At the end of each Fiscal Year, the executive officers of the Company (including the CEO and the CFO) shall certify to the Board of Directors that the internal controls environment of the Company and the Company Subsidiaries is (i) operating in accordance with the parameters set forth in Section 5.01(b) and (ii) effectively functioning so as to detect and report significant and material errors in the financial reporting of the Company and the Company Subsidiaries.

SECTION 5.02. Prohibition from Corrupt Practices. (a) None of the Company, any Company Subsidiary or any Representative or other Person acting on behalf of the Company or any Company Subsidiary shall, directly or indirectly, offer, promise, make, pay or receive any bribe, kickback or other similar payment or transfer of value for the benefit of any Covered Official in connection with obtaining or retaining business or to secure an improper advantage for the Company, any Company Subsidiary or any Holder.

(b) Each Holder represents and warrants that neither it nor any of its Affiliates (i) has offered, promised, made, paid or received any bribe, kickback or other similar payment or transfer of value for the benefit of any Covered Official in connection with obtaining or retaining business or to secure an improper advantage relating in any way to the Company (including with respect to their respective Initial Contributions or Additional Contributions), any Company Subsidiary or any other party hereto, (ii) has authorized, induced, or caused any Person to offer, promise, make, pay or receive any such payment or transfer of value or (iii) knows or has reason to know that any such payment or transfer of value has occurred. For the avoidance of doubt, conduct that is explicitly permissible under the Company’s Anticorruption Program, as in effect from time to time, shall not be deemed to constitute a violation of this section

SECTION 5.03. Adoption of an Anticorruption Program. (a) The Company shall maintain an anticorruption program (including amendments thereof) that is satisfactory to each of the Holders (the “Anticorruption Program”), pursuant to which the Company and each Company Subsidiary shall have the appropriate systems, safeguards, policies, procedures and training to ensure that the Company and each Company Subsidiary and their respective directors, officers, employees, agents and any other Person acting on behalf of the Company or any Company subsidiary act in compliance with the Anticorruption Laws and Section 5.02(a). Any amendment to the Anticorruption Program is subject to the approval of the Board of Directors as a Special Decision in accordance with the procedures set out in Articles 98-102 of the Charter.

(b) The Class B Holder shall reimburse the Company for (i) the costs that are specifically incurred by the Company in developing, implementing and maintaining any provisions of the Anticorruption Program that result from its compliance with any requirement of U.S. Law that is not applicable to the Company and (ii) for those incremental costs that the Company incurs in the event any requirement of U. S. Law becomes applicable to the Company and, as a result, the provisions of the Anticorruption Program are more extensive than the measures the Company is otherwise required to take under applicable Law, including the cost of any related training activities.

SECTION 5.04. Notification of Potentially Corrupt Business Practices. The Company shall notify each Holder and any Holder shall notify the Company and each other Holder immediately upon learning or having reason to know of any violation or possible violation of any Anticorruption Law or Section 5.02(a), including knowledge of any investigation by, or any inquiry, request or subpoena received from, any Governmental Entity regarding the Company or any Company Subsidiary concerning such matters. Such notification shall describe the Company’s and/or Holder’s knowledge and the entire basis known to the Company and/or Holder therefor.

SECTION 5.05. Remediation. Upon the delivery of a notice of a violation or possible violation of Section 5.02(a) pursuant to Section 5.04 above or the delivery of notice in accordance with the procedures set forth in the Anticorruption Program of any other matter requiring investigation, the Company shall commence an investigation and take immediate steps to suspend any activity specified in such notice pending the results of the investigation. As soon as practicable thereafter, but in no event later than 90 days after delivery of such notice, the compliance officer of the Company shall report the method, scope, and results of such investigation to the Board of Directors. If the result of such investigation is that a violation or possible violation has occurred, the report shall include a proposed cure for the violation or possible violation specified in such report which could reasonably be expected to remediate any harm from, and prevent recurrence of, such violation or possible violation. Such a proposed cure may consist of (a) taking measures to remedy such violation or possible violation, (b) imposing disciplinary measures with respect to such violation or possible violation and/or (c) taking corrective measures intended to prevent repeated violations. The compliance officer of the Company shall submit the report, including any proposed cure, to the Board of Directors for approval as a Special Decision. The compliance officer shall also conduct any additional investigation and revise any such proposed cure as necessary to obtain the approval of the Board of Directors (and including any amendments proposed by the Board of Directors) within a reasonable period after presenting such report to the Board of Directors and the Company shall adopt and implement any proposed cure so approved by the Board of Directors. If the Company adopts and implements any such proposed cure then, notwithstanding any other provision of this Agreement, the Company will have cured any breach of its compliance obligations under this Article V resulting from such violation.

SECTION 5.06. Periodic Reports. (a) The Company shall close the books of account after the end of each calendar month and each quarter in each Fiscal Year. The Company shall prepare and deliver to each Holder, as promptly as practicable and in any event within 10 days after the end of each calendar month and fiscal quarter, as applicable, the following financial statements with respect to the Company: (i) unaudited consolidated statement of income or loss, (ii) unaudited consolidated statement of cash flows and (iii) unaudited consolidated balance sheet, each for such, or as of the end of such, monthly or quarterly period, as applicable.

(b) The Company shall prepare and deliver to each Holder, as promptly as practicable and in any event within 30 days after the end of each Fiscal Year, the following financial statements with respect to the Company: (i) consolidated statement of income or loss, (ii) consolidated statement of cash flows, (iii) consolidated balance sheet, (iv) statement of changes in shareholders’ equity and (v) notes to the foregoing, each for such, or as of the end of such, Fiscal Year, as applicable; provided that if the Company determines that it cannot complete such preparation and delivery within 30 days after the end of a given Fiscal Year, then the Company shall (A) close the books of account after the end of the eleventh month of such Fiscal Year and prepare and deliver to each Holder within 30 days after the end of such Fiscal Year the financial statements in clauses (i) through (v) for and as of the end of the eleven months ended November 30 of such Fiscal Year, and (B) close the books of account after the end of the last month of such Fiscal Year and prepare and deliver to each Holder within 60 days after the end of such Fiscal Year the financial statements in clauses (i) through (v) for and as of the end of such Fiscal Year. The Company shall also provide such additional reports as may be reasonably requested as and when required to comply with each Holder’s (or its Affiliates’) financial reporting practices as in effect from time to time.

(c) The Holders agree to fully cooperate with each other and provide to one another, upon reasonable request, all necessary financial information and related analysis to account for their respective interest in the Company in accordance with IFRS, as the case may be. Each Holder also agrees to provide to the other Holder any written requests received by such Holder from, or any written documents submitted by such Holder to, any Governmental Entity in connection with the Company or any Company Subsidiary.

SECTION 5.07. Access to Records. The Company shall provide each Holder and each Holder’s Representatives with access to any director, officer, employee, agent or Representative of the Company or any Company Subsidiary, as well as the books, records and reporting systems of the Company and the Company Subsidiaries upon such Holder’s (or such Holder’s Representative’s) reasonable request (including for conducting audits, from time to time, at such Holder’s cost and for the Class B Holder’s conversion of the financial statements of the Company and the Company Subsidiaries to U.S. GAAP at the Class B Holder’s cost). In addition, the Company shall deliver to each Holder such other information regarding the Company and the Company Subsidiaries and take such other actions as any Holder may reasonably request for purposes of complying with any legal or regulatory inquiry or reporting requirements to which such requesting Holder (or its Affiliates) are subject. In the event of an audit of any Holder, such Holder shall have the right to provide information acquired pursuant to this Section 5.07 to such Holder’s auditor.

SECTION 5.08. Accountants. From and after the date of Closing, the independent auditor of the Company (such independent auditor, the “Independent Accounting Firm”) shall be Ernst & Young and the tax advisor of the Company shall be decided by the Board of Directors in accordance with the Charter, in each case until replaced by the Board of Directors in accordance with the Charter.

SECTION 5.09. U.S. Tax Matters. With respect to each Fiscal Year (or portion thereof) in which the Company is classified as a partnership for U.S. Federal income tax purposes, all matters relating to U.S. income taxes shall be governed by the U.S. Tax Annex attached as Schedule 5 hereto (the “Tax Annex”), which is hereby incorporated by reference; provided, however, that the provisions of the Tax Annex shall apply only with respect to Holders that are subject to U.S. Federal income tax.

SECTION 5.10. Withholding or Tax Payments. To the extent the Company is required by Law to withhold or to make payments with respect to taxes on behalf of or with respect to any Holder, the Company may withhold such amounts and make such payments as may be required. The Holders will cooperate to minimize the amount of any withholding or payments that would otherwise be required pursuant to this Section 5.10. All amounts so withheld or paid with respect to any Holder shall be treated as amounts distributed to that Holder pursuant to Section 4.05 for all purposes and shall reduce on a dollar-for-dollar basis any amounts otherwise distributable to such Holder.

Each Holder hereby agrees to indemnify and hold harmless the Company from and against any liability with respect to any amounts withheld or paid with respect to that Holder.

SECTION 5.11. Other Tax Matters. (a) The Holders agree to conduct the Core Business, the Additional Business and affairs of the Company and the Company Subsidiaries with a view towards the tax efficiency of the Company and the Company Subsidiaries for the Company and the Holders.

(b) All matters and decisions relating to taxes that are not within the authority of the Tax Matters Partner as described in Section 3 of the Tax Annex shall be mutually agreed upon by the Holders and shall require the consent of each Holder; provided, however, that such consent shall not be unreasonably withheld.

SECTION 5.12. Fiscal Year. The fiscal year of the Company and each Company Subsidiary for tax and financial statement purposes (“Fiscal Year”) shall be the 12-month period ending on December 31 of each year, unless otherwise determined by the Board of Directors in accordance with the Charter.

ARTICLE VI

Company Ordinary Shares and Transfers

SECTION 6.01. General. (a) In accordance with the Charter, the Company shall have two classes of ordinary shares, the “Class A Shares” and the “Class B Shares” (collectively, the “Ordinary Shares”). CPE shall initially own the Class A Shares, and DWA Subsidiary shall initially own the Class B Shares. The parties acknowledge and agree that they intend in due course for the Company to create and issue a class of non-voting shares, designated as class C shares, in connection with the establishment of an employee share ownership program in accordance with the Charter.

(b) As of the date of Closing, the Holder Percentage held by each Holder shall be as set forth in Schedule 3.

(c) All Ordinary Shares shall be uncertificated.

SECTION 6.02. Issuance of Ordinary Shares After Closing. (a) After the date of Closing, the Board of Directors may, upon obtaining the requisite approval in accordance with the Charter, issue additional Ordinary Shares in return for additional contributions of cash or other assets.

(b) In connection with a Contribution Default, the Board of Directors shall issue additional Ordinary Shares to a non-defaulting Holder in accordance with Section 4.04. If the non-defaulting Holder is the Class A Holder, such additional Ordinary Shares to be issued pursuant to this Section 6.02(b) shall be Class A Shares, and if the non-defaulting Holder is the Class B Holder, such additional Ordinary Shares to be issued pursuant to this Section 6.02(b) shall be Class B Shares.

(c) If any Ordinary Shares (including any class C shares) are issued to any Person that is not a party to this Agreement in accordance with the Charter and this Section 6.02, as a condition precedent to the issuance of such shares, such Person shall execute an appropriate amendment to this Agreement in accordance with Section 9.08 and pursuant to which such Person agrees to become a party to, and be bound by the terms and conditions of, this Agreement, as it may be amended from time to time.

SECTION 6.03. Restrictions on Transfers. (a) Except as expressly provided for by this Article VI, no Holder shall Transfer any of its Ordinary Shares or any right pertaining thereto. To the fullest extent permitted by applicable Law, any Transfer of Ordinary Shares in violation of this Agreement shall be null and void.

(b) It shall be a condition to any Transfer not prohibited by this Article VI that no applicable Law or Judgment issued by any Governmental Entity which would prohibit such Transfer shall be in effect, and all consents of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary for the consummation of such Transfer shall have been obtained or filed or shall have occurred. Notwithstanding anything to the contrary in this Article VI, none of the Holders shall be permitted at any time to Transfer any Ordinary Shares (i) in any transaction the result of which would be to render the conduct of the Core Business (or any material portion thereof) by the Company and the Company Subsidiaries illegal (including as a result of the loss of any required permit of any applicable Governmental Entity) or (ii) that subject the Company or any Company Subsidiary to any regulatory burden that would not otherwise be applicable if such Transfer had not occurred.

SECTION 6.04. Permitted Transfers. (a) Subject to Section 6.03(b), the following Transfers shall be permitted:

(i) at any time, any Transfer by a Holder of its Ordinary Shares to a wholly owned Affiliate of such Holder so long as the Transferor commits in writing to remain responsible for any then existing commitments it owes to the Company and such Transfer does not adversely affect any rights of the Company or any Company Subsidiary that would be otherwise available; provided, however, that in the event that the Transferee under this Section 6.04(a)(i) is no longer a wholly owned Affiliate of the Transferor, the Transferor will cause such Transferee to Transfer its Ordinary Shares back to the Transferor (or another wholly owned Affiliate of the Transferor) and pending such Transfer, the Transferee shall execute such documents as may be necessary to convey to the other Holder all voting and other governance rights with respect to the Company that such Transferee has in its capacity as a Holder;

(ii) at any time, any Transfer by a Holder with the prior written consent of the other Holder; and

(iii) at any time after the tenth anniversary of the date of Closing (the period from the date of Closing to such tenth anniversary, the “Restricted Period”), any Transfer by a Holder of all but not less than all of its Ordinary Shares to any other Person, subject, prior to the consummation of an IPO of the Company in accordance with Section 6.06, to the provisions of Section 6.05.

(b) Any permitted Transferee that receives Ordinary Shares in accordance with this Section 6.04 (each, a “Permitted Transferee”) shall, as a condition precedent to receiving such shares, execute an appropriate amendment to this Agreement in accordance with Section 9.08, pursuant to which such Permitted Transferee agrees to become a party to, and be bound by the terms and conditions of, this Agreement, as it may be amended from time to time.

SECTION 6.05. Right of First Offer and Tag-Along Right. (a) At any time and from time to time following the Restricted Period, if any Holder seeks to Transfer in any transaction or series of related transactions all of its Ordinary Shares (the “Subject Shares”) and such Holder receives from or otherwise negotiates with a third party a bona fide offer for such Subject Shares, then such Holder (the “Offering Holder”) shall provide written notice (the “Offer Notice”) to the other Holder (the “Other Holder”) of the identity of the prospective Transferee, the purchase price (the “Offer Price”), the terms of the prospective Transferee’s financing (if any and if known), the anticipated date of closing of the proposed Transfer and any other material terms and conditions of the Transfer (the “Offer Terms”).

(b) Upon receipt of an Offer Notice, the Other Holder shall have the right, at its sole election, to (i) purchase all of the Subject Shares from the Offering Holder at the Offer Price or (ii) to Transfer all of its Ordinary Shares in such proposed Transfer on the Offer Terms, in each case exercisable by delivering written notice to the Offering Holder within 15 Business Days from the date of receipt of the Offer Notice. The right of the Other Holder pursuant to this Section 6.05(b) shall terminate if not exercised within such 15-Business Day period.

(c) Following the expiration of the 15-Business Day period referred to in Section 6.05(b), if the Other Holder shall have exercised its right to purchase the Subject Shares pursuant to Section 6.05(b)(i), the Other Holder shall then be entitled and obligated to purchase the Subject Shares from the Offering Holder at the Offer Price. Each party shall bear its own expenses in connection with a Transfer pursuant to this Section 6.05(c). At the closing of such purchase (which date, place and time shall be mutually agreed upon by the Offering Holder and the Other Holder), the Offering Holder shall deliver an assignment agreement, and any other required instruments of Transfer, Transferring all of its Ordinary Shares, duly executed by the Offering Holder, free and clear of any Liens, against delivery of the Offer Price. Notwithstanding anything to the contrary, if the Class B Holder sells all or substantially all of its Ordinary Shares, then DWA, the CPE Holders and the Company shall in good faith negotiate extensions of the then existing Other Transaction Documents.

(d) Following the expiration of the 15-Business Day period referred to in Section 6.05(b), if the Other Holder shall have exercised its right to participate in such Transfer pursuant to Section 6.05(b)(ii), the Other Holder shall then be entitled and obligated to sell to the prospective Transferee all of its Ordinary Shares on the Offer

Terms. The Other Holder shall be subject, on a several and not a joint basis, to the same representations and warranties (but only to its knowledge with respect to matters relating to the Company, it being agreed that the associated indemnity obligation shall be the same as that of the Offering Holder), covenants, indemnities (in any event not to exceed the value of consideration to be received by the Other Holder), holdback and escrow provisions, if any, and any similar components of the Offer Terms to which the Offering Holder is subject (but in each case only in relation to, and in proportion to the amount of, such Other Holder’s Ordinary Shares being sold) and which have been disclosed as part of the Offer Notice; provided, however, that neither Holder nor any of their respective Affiliates shall be required to be subject to any non-competes, exclusivities or other restrictions on, or agreements relating to, the businesses of such Holder or any of its respective Affiliates following the closing of the Transfer. Each party to the Transfer shall bear its own expenses in connection with a Transfer pursuant to this Section 6.05(d). At the closing of the proposed Transfer (which date, place and time shall be designated by the Offering Holder and provided to the Other Holder in writing at least 10 Business Days prior thereto), the Other Holder shall deliver an assignment agreement, and any other required instruments of Transfer, Transferring its Ordinary Shares, duly executed by the Other Holder, free and clear of any Liens, against delivery of the Offer Price.

(e) In the event that, following delivery of an Offer Notice, the 15-Business Day period set forth in Section 6.05(b) shall have expired without any exercise of the rights under Section 6.05(b) by the Other Holder, the Offering Holder shall have the right, during the 90-day period following the expiration of such 15-Business Day period, to Transfer to the prospective Transferee the Subject Shares on the Offer Terms. In the event that the Offering Holder shall not have consummated such Transfer within such 90-day period, any subsequent Transfer of Ordinary Shares shall once again be subject to the terms of this Section 6.05.

SECTION 6.06. Initial Public Offering. (a) The Holders agree that if an Initial Public Offering of the Company or any Company Subsidiary is approved by the Board of Directors in accordance with the Charter (such approved offering, an “IPO”) and undertaken by the Company or any Company Subsidiary, as applicable, such IPO will be structured on a tax-efficient basis for the Holders, which may include creating a new IPO vehicle that owns the equity of the Company or the Company Subsidiary, as applicable, and permitting the Holders to convert their Ordinary Shares into shares of the IPO vehicle. Each Holder will be permitted to participate in such IPO on a pro rata basis, and the Holders will in good faith negotiate any amendments to the Charter and this Agreement that are reasonably necessary or advisable to make possible such IPO; provided that any such amendments must be approved by the Holders in accordance with the laws of the Cayman Islands, the terms of the Charter and the terms of this Agreement.

(b) If the Company conducts an IPO and is publicly listed on a national stock exchange, then the Company shall provide customary demand and piggy-back registration rights to the Holders in respect of each Holder’s Ordinary Shares, the terms of which shall be approved by the Board of Directors in accordance with the Charter.

SECTION 6.07. Ownership of the Holders. (a) At all times, CPE must be at least 60% owned and controlled by CMC, SMG and SAIL (through their respective ownership of CPE Parent), and DWA Subsidiary must be at least 60% owned and controlled by DWA. Any changes in the identity of the direct or indirect equity holders of CPE or DWA Subsidiary, and any Transfers of such Person’s equity interests among the existing equity holders of such Person, will require at least 30 days’ prior written notice to, and good faith consultation with, the other Holder; provided that any proposed Transfer of equity interests in CPE, CPE Parent or DWA Subsidiary (i) that would violate U.S. or Chinese Law or policy or cause the Company, any Company Subsidiary or any Holder to be in violation of U.S. or Chinese Law or policy, or (ii) in any transaction the result of which would be to render the conduct of the Core Business (or any material portion thereof) by the Company and the Company Subsidiaries illegal or impracticable (including as a result of the loss of any required permit of any applicable Governmental Entity), shall be prohibited; provided further that any Transfer of any equity interests in CPE, CPE Parent or DWA Subsidiary in violation of this Section 6.07 shall be null and void to the fullest extent permitted by applicable Law. For the avoidance of doubt, any Transfer of an equity interest in DWA or the CPE Holders, or any entity (other than CPE, CPE Parent or DWA Subsidiary) holding an equity interest in DWA or the CPE Holders, shall not be subject to any restriction under this Agreement.

(b) The Class A Holder and the Class B Holder shall not conduct an initial public offering of the equity interests of the Class A Holder or the Class B Holder, respectively.

ARTICLE VII

Limitation on Liability; Exculpation and Indemnification

SECTION 7.01. Limitation on Liability. The debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Covered Person shall be obligated personally for any such debt, obligation or liability of the Company; provided, however, that the foregoing shall not alter any Holder’s obligation to make contributions pursuant to Article IV and the Transaction and Contribution Agreement when and to the extent the same shall become due pursuant hereto or thereto or any Holder’s obligation to return funds wrongfully distributed to it. Notwithstanding the foregoing, nothing in this Article VII shall alter or reduce a current or former employee’s obligations or liabilities to the Company under any employment, non-compete, non-solicitation or other agreement related to such Person’s current or former employment by the Company.

SECTION 7.02. Exculpation of Covered Persons. (a) Except as expressly provided herein, and except with respect to breaches of any Transaction Document, to the fullest extent permitted by applicable Law, no Covered Person shall be liable, including under any legal or equitable theory of fiduciary duty or other theory of liability, to the Company or to any other Covered Person for any losses, claims, damages or liabilities incurred by reason of any act or omission performed or omitted by such Covered Person on behalf of the Company arising from, related to, or in connection with, this Agreement or the Company’s business or affairs, except for any losses, claims, damages or liabilities arising from such Covered Person’s fraud or willful misconduct.

(b) Whenever in this Agreement or the Charter a Holder is permitted or required to make decisions, such Holder may make such decisions with regard to the interests of the Company or the interests of a Holder and its Affiliates, as such Person may determine in its sole discretion, and such Person shall not be subject to any other or different standard (including any legal or equitable standard of fiduciary or other duty) imposed by this Agreement or any relevant provisions of Law or in equity or otherwise. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Holder otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Holder.

(c) Officers and employees of the Company shall be expected to perform their duties and make decisions in furtherance of the best interests of the Company, regardless of whether such officers or employees are designated by a particular Holder. Such officers and employees shall be subject to (i) the same fiduciary duties of care and loyalty as are employees and officers of corporations under the laws of the Cayman Islands and (ii) notwithstanding the provisions of Section 7.02(a), liability for losses, claims, damages or liabilities arising from such person’s gross negligence in the performance of such duties (in addition to any liabilities arising from such person’s fraud or willful misconduct).

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company, the Board of Directors or management of the Company by any Person as to matters the Covered Person reasonably believes are within such Person’s professional or expert competence.

SECTION 7.03. Renunciation of Corporate Opportunities. (a) If any Holder or any employee, officer, director, agent, stockholder, member, manager, partner or Affiliate of any of the foregoing (other than an employee or officer of the Company or any Company Subsidiary in its capacity as such) acquires knowledge of a potential transaction or matter which may be a Corporate Opportunity or otherwise is then exploiting any Corporate Opportunity, the Company and the Company Subsidiaries shall have no interest in such Corporate Opportunity and no expectancy that such Corporate Opportunity be offered to the Company and the Company Subsidiaries, any such interest or expectancy being hereby renounced, so that, as a result of such renunciation, and for the avoidance of doubt, such Person (i) shall have no duty to communicate or present such Corporate Opportunity to the Company or any Company Subsidiary, (ii) shall have the right to hold any such Corporate Opportunity for its (and/or its officers’, directors’, agents’, stockholders’, members’, managers’, partners’ or Affiliates’) own account or to recommend, sell, assign or transfer such Corporate Opportunity to Persons other than the Company or any Company Subsidiary and (iii) shall not breach any fiduciary or other duty to the Company or any Company Subsidiary, in such Person’s capacity as a Holder or otherwise, by reason of the fact that such Person pursues or acquires such Corporate Opportunity for itself, directs, sells, assigns or transfers such Corporate Opportunity to another Person, or does not communicate information regarding such Corporate Opportunity to the Company or any Company Subsidiary.

(b) Notwithstanding the other provisions of this Section 7.03, the Company does not renounce any interest or expectancy it may have in any Corporate Opportunity that is offered to an employee or officer of the Company or any Company Subsidiary who is also a director, officer or employee of any Holder or its respective Affiliates if such opportunity is (i) expressly offered to such Person in his or her capacity as an employee or officer of the Company and/or any Company Subsidiary and (ii) only offered to the Company and/or any Company Subsidiary.

SECTION 7.04. Indemnification. (a) The Company shall, to the fullest extent permitted under the Laws of the Cayman Islands as the same exist or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said Law permitted the Company to provide prior to such amendment), indemnify and hold harmless each Covered Person against all losses, claims, damages, liabilities and expenses (including attorneys’ fees, Judgments, fines or penalties and amounts paid or to be paid in settlement) incurred or suffered by him or her arising from any threatened, pending or completed action, suit, investigation or proceeding relating to the Company’s business and affairs, except (i) for direct or derivative claims of the Company or any Company Subsidiary against such Covered Person or claims of a Holder against such Covered Person or (ii) where such losses, claims, damages, liabilities or expenses resulted from the fraud or willful misconduct of such indemnified Person or a breach by such indemnified Person of the covenants and express obligations set forth in this Agreement or the representations, warranties, covenants or obligations set forth in any other Transaction Document or the Charter. The right to indemnification conferred in this Agreement shall be a contract right and shall include the right to be paid by the Company the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition, such advances to be paid by the Company within 20 days after the receipt by the Company of a statement or statements from the claimant requesting such advance or advances from time to time, subject to the Company’s receipt of a written undertaking of the indemnified Person to repay any such advances if it shall be finally judicially determined that such Person was not entitled to be indemnified by the Company in connection with such suit, investigation or proceeding.

(b) The obligations of the Company under this Section 7.04 shall be satisfied solely out of and to the extent of the Company’s assets, and no Covered Person shall have any personal liability on account thereof. For the avoidance of doubt, the Company’s obligations under this Section 7.04 are in addition to, and do not limit, the Company’s indemnification obligations under the DWA Offshore License Agreement and the DWA Onshore License Agreement.

(c) The Company may maintain insurance, at its expense, to protect itself and any Holder, officer, employee or agent of the Company or any Company Subsidiary against any expense, liability or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability or loss under the Laws of the Cayman Islands.

SECTION 7.05. No Consequential, Special or Punitive Damages. Unless otherwise provided for in any Transaction Document, none of DWA, DWA Subsidiary, CPE and the CPE Holders (each, an “Investing Party”) shall be liable to any other party hereto for any consequential, special, exemplary or punitive damages, including damages representing loss of profits or goodwill, arising out of a breach by such Investing Party of this Agreement or any Other Transaction Document, whether based in contract or tort (including negligence, strict liability or otherwise) and whether or not advised of the potential for such damages, and each party hereto expressly waives whatever rights it may have to seek such damages; provided, however, that this Section 7.05 shall not apply to any damages that have been recovered by a third party from any indemnified Person in connection with losses indemnified under any Transaction Document.

ARTICLE VIII

Defaults; Withdrawal; Dissolution; Termination

SECTION 8.01. Events of Default. (a) An “Event of Default” with respect to a Holder shall include:

(i) a Transfer (or purported Transfer) by such Holder of its Ordinary Shares other than in accordance with this Agreement;

(ii) a Contribution Default of such Holder;

(iii) the failure of such Holder to comply with the ownership and control requirements set forth in Section 6.07;

(iv) the Bankruptcy of such Holder or, in the case of the Class A Holder, any of the CPE Holders, and in the case of the Class B Holder, DWA; and

(v) a material breach by such Holder of the representations and warranties set forth in Section 5.02(b).

(b) Upon and during the continuance of an Event of Default (other than an Event of Default pursuant to clause (v) of the definition thereof) with respect to a Holder (such Holder, a “Defaulting Holder”) that has not been cured within 30 days after notice from the other Holder, such Defaulting Holder shall lose its right to appoint, remove and/or replace Directors under Article III and the Directors appointed by such Defaulting Holder shall be automatically removed in accordance with the Charter and thereby lose their rights to vote with respect to decisions requiring approval of the Board of Directors in accordance with the Charter.

(c) The rights and remedies referred to in this Section 8.01 shall be in addition to, and not in limitation of, any other rights or remedies available to any non-defaulting Holder or the Company under this Agreement or at law or in equity.

SECTION 8.02. Events of Withdrawal. Except as otherwise provided in this Agreement and the Charter, no Holder shall have the right, power or authority at any time to voluntarily withdraw as a Holder of the Company. No Holder shall take any action to dissolve, terminate or liquidate the Company or to require apportionment, appraisal or partition of the Company or any of its assets, or to file a bill for an accounting, except as specifically provided in this Agreement and the Charter, and each Holder, to the fullest extent permitted by applicable Law, hereby waives any rights to take any such actions (or have such actions taken on its behalf) under applicable Law.

SECTION 8.03. Dissolution. (a) The Company shall be wound up and then dissolved upon the earliest to occur of any one of the following events (each, a “Winding-Up Event”):

(i) the sale or other disposition of all or substantially all the assets of the Company;

(ii) the written agreement of all the Holders;

(iii) at the option of the Class A Holder or the Class B Holder, if an Impasse has not been resolved in accordance with Section 3.06 and has persisted for at least two Fiscal Years, provided, however, that in the event of a Compliance Impasse, such two Fiscal Year waiting period shall not apply;

(iv) at the option of the Class A Holder, upon an Event of Default of the Class B Holder (subject to the applicable 30-day cure period);

(v) at the option of the Class B Holder, upon an Event of Default of the Class A Holder (subject to the applicable 30-day cure period);

(vi) at the option of the Class A Holder or the Class B Holder, if a Law or policy (including without limitation any such Law or policy hereinafter adopted) restricts or limits DWA, the Company or any Company Subsidiary from directly or indirectly participating in any line of business in the Core Business in the manner or according to the governance structure contemplated by this Agreement or the Business Plan in any material respect for a period of 24 months or more, including if the Company or any Company Subsidiary is not able to produce or commence the production of any Feature Film or engage in any other line of business of the Core Business in the manner or according to the governance structure contemplated by this Agreement or the Business Plan in any material respect for a period of 24 months or more due to any legal restrictions or impediments;

(vii) any other event that would, under the Laws of the Cayman Islands, require the winding up of the Company.

SECTION 8.04. Winding Up of the Company. (a) Upon the occurrence of a Winding-Up Event, all of the business and affairs of the Company will be wound up and liquidated in an orderly manner. The Board of Directors may, in accordance with the

Charter, approve one or more liquidators to act as the liquidator in carrying out such liquidation. Subject to Sections 8.04(c) and 8.04(d), in performing its duties, the liquidator shall be authorized to sell, distribute, exchange or otherwise dispose of the assets of the Company in accordance with the laws of the Cayman Islands and in any reasonable manner that the liquidator shall determine to be in the best interest of the Holders with the goal of maximizing the proceeds to the Holders.

(b) The proceeds of the liquidation of the Company shall be distributed in accordance with all applicable Laws of the Cayman Islands and, subject thereto, in the following order and priority:

(i) first, to the creditors (including any Holders or their respective Affiliates that are creditors) of the Company in satisfaction of all of the Company’s liabilities (whether by payment or by making reasonable provision for payment thereof, including the setting up of any reserves which are, in the judgment of the liquidator, reasonably necessary therefor);

(ii) second, to the Holders on a pro rata basis in accordance with the actual cash contributions contributed by the Holders as of the date of distribution of the liquidation proceeds until each Holder receives an amount equal to its actual cash contributions to the Company; and

(iii) third, to the Holders on a pro rata basis.

(c) Notwithstanding anything to the contrary, upon any dissolution, liquidation or termination of the Company, the License and Services Agreements shall be terminated in accordance with the terms thereof and each such License and Services Agreement shall be treated as if it had a fair market value equal to its value on the date of contribution.

(d) Notwithstanding the provisions of Section 8.04(a) and Section 8.04(b), upon any dissolution, liquidation or termination of the Company, each Holder will receive, on a pro rata basis, a share of the undivided interests in the Intellectual Property that is owned by the Company; provided, however, that DWA shall receive all right, title and interest in and to the JV Mark in accordance with the terms of the Trademark Assignment and Co-Existence Agreement, which shall terminate in part in accordance with the terms thereof. For the avoidance of doubt, this Section 8.04 does not apply to any of the Company Derivative IP, the disposition of which shall be as set forth in the DWA Offshore License Agreement and the DWA Onshore License Agreement.

SECTION 8.05. Claims of Holders. Subject to Section 8.04(c) and the rights of the parties pursuant to the DWA Offshore License Agreement and the DWA Onshore License Agreement, no Holder shall have a right to demand a return of any contribution made pursuant to this Agreement or the Transaction and Contribution Agreement.

SECTION 8.06. Termination. The Company shall terminate when all of the assets of the Company, after payment of or reasonable provision for the payment of all debts and liabilities of the Company, shall have been distributed to the Holders in the manner provided for in this Article VIII and when permitted by this Agreement, and the Charter of the Company shall have been canceled in accordance with its term and in the manner required by the law of the Cayman Islands.

ARTICLE IX

Miscellaneous

SECTION 9.01. Notices. Except as otherwise expressly provided in this Agreement, all notices, requests and other communications to any party hereunder shall be in writing (including a facsimile or similar writing) and shall be given to such party at the address or facsimile number set forth for such party in Schedule 4 hereto or as such party shall hereafter specify for the purpose by notice to the other parties. Each such notice, request or other communication shall be effective (a) if given by facsimile, at the time such facsimile is transmitted and the appropriate confirmation is received (or, if such time is not during a Business Day, at the beginning of the next such Business Day), (b) if given by mail, five Business Days (or, (i) if by overnight courier, three Business Days, or (ii) if to an address outside the country of origin, seven Business Days) after such communication is deposited in the mails with first-class postage prepaid, addressed as aforesaid, or (c) if given by any other means, when delivered at the address specified pursuant to this Section 9.01.

SECTION 9.02. No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of all the parties hereto and their successors and permitted assigns and their respective legal representatives. No Holder may assign this Agreement or any of its rights, interests or obligations in connection with a Transfer of Ordinary Shares hereunder except to the extent such rights, interests and obligations relate to the Ordinary Shares and the Transfer of such Ordinary Shares is in accordance with this Agreement and is provided for or contemplated herein. Except as provided in Article VII, this Agreement is not intended to confer any rights or remedies hereunder upon, and shall not be enforceable by, any Person other than the parties hereto.

SECTION 9.03. Waiver. No failure by any party to insist upon the strict performance of any covenant, agreement, term or condition of this Agreement or to exercise any right or remedy consequent upon a breach of such or any other covenant, agreement, term or condition shall operate as a waiver of such or any other covenant, agreement, term or condition of this Agreement. Any party by notice given in accordance with Section 9.01 may, but shall not be under any obligation to, waive any of its rights or conditions to its obligations hereunder, or any duty, obligation or covenant of any other party. No waiver shall affect or alter the remainder of this Agreement but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other then existing or subsequent breach. The rights and remedies provided by this Agreement are cumulative and the exercise of any one right or remedy by any party shall not preclude or waive its right to exercise any or all other rights or remedies.

SECTION 9.04. Integration. This Agreement, the Other Transaction Documents, the Charter and all other written agreements contemporaneously entered into herewith by some or all of the parties constitute the entire agreement among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements and understandings of the parties in connection herewith, and no covenant, representation or condition not expressed in this Agreement shall affect, or be effective to interpret, change or restrict, the express provisions of this Agreement.

SECTION 9.05. Headings. The titles of Articles and Sections of this Agreement are for convenience only and shall not be interpreted to limit or amplify the provisions of this Agreement.

SECTION 9.06. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

SECTION 9.07. Severability. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid and contrary to any existing or future Law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid; provided, however, that in such case the Holders shall endeavor to amend or modify this Agreement to achieve to the extent reasonably practicable the purpose of the invalid provision.

SECTION 9.08. Amendments and Modifications. This Agreement may be amended or modified at any time and from time to time only with the written consent of each Holder and subject to the approval of the Board of Directors in accordance with the Charter.

SECTION 9.09. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong without giving effect to the conflicts of law principles thereof.

SECTION 9.10. Dispute Resolution. Any and all disputes arising out of or in connection with any Transaction Document (excluding disputes relating to an Impasse) shall be finally resolved in binding arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC”), conducted in Hong Kong in the English language, in accordance with the provisions set forth in Schedule 6.

SECTION 9.11. Waiver of Jury Trial. Each of the parties to this Agreement irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement.

SECTION 9.12. Confidentiality. Each party hereto (other than the Company) expressly acknowledges that such party may receive confidential and proprietary information relating to the Company and the Company Subsidiaries, including information relating to the Company’s financial condition and business plans, and that the disclosure of such confidential information to a third party would cause irreparable injury to the Company. Except with the prior written consent of the Company, no other party shall disclose any such information to a third party (other than on a “need to know” basis to any Affiliate or any employee, agent, representative or contractor of such other party or its Affiliates), and each other party shall use reasonable efforts to preserve the confidentiality of such information. The obligations of a party under this Section 9.12 shall survive the termination of this Agreement or cessation of a Holder’s status as a Holder for a period of two years. Subject to the foregoing, all other information exchanged between Holders shall be non-confidential unless exchanged pursuant to a separate confidentiality agreement executed between such Holders. Notwithstanding the foregoing, a party shall not be bound by the confidentiality obligations in this Section 9.12 with respect to any information that is currently or becomes (a) required to be disclosed by such party pursuant to applicable Law or the rules and regulations of any national securities exchange, or which is otherwise requested by a Governmental Entity (but in each case only to the extent of such requirement or request), (b) required to be disclosed in order to protect a Holder’s holdings of Ordinary Shares or enforce a party’s rights under this Agreement (but in each case only to the extent of such requirement and only after consultation with the Company), (c) publicly known or available in the absence of any improper or unlawful action on the part of such party or (d) known or available to such party via legitimate means other than through or on behalf of the Company or the other parties.

SECTION 9.13. Publicity. Neither the Company nor any other party hereto shall issue any public release or make any press statement about the Company, its business or the other transactions contemplated by this Agreement, any Other Transaction Document or the Charter without the consent of each other party hereto, except as otherwise required by applicable Law or a national securities exchange rule.

SECTION 9.14. Absence of Presumption. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event of ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointed by such parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement.

SECTION 9.15. Expenses. Each party hereto shall be responsible for its own expenses incurred in connection with this Agreement.

SECTION 9.16. CPE Holder and DWA Guarantee. For so long as the CPE Holders are Affiliates of the Class A Holder, the CPE Holders agree, for the benefit of DWA, to take all action necessary to cause the Class A Holder to perform, and for so long as DWA is an Affiliate of the Class B Holder, DWA agrees, for the benefit of the CPE Holders, to take all action necessary to cause the Class B Holder to perform, all of such Holder’s respective agreements, covenants and obligations under this Agreement and the Transaction and Contribution Agreement, and the CPE Holders irrevocably and unconditionally guarantee to DWA the full and complete performance by the Class A Holder, and DWA irrevocably and unconditionally guarantees to the CPE Holders the full and complete performance by the Class B Holder, of all of such Holder’s respective agreements, covenants and obligations under this Agreement and the Transaction and Contribution Agreement, and the CPE Holders shall be liable to DWA, and DWA shall be liable to the CPE Holders, for any breach of any agreement, covenant or obligation of the Class A Holder or the Class B Holder, respectively, under this Agreement or the Transaction and Contribution Agreement. This is a guarantee of payment and performance and not collectability. Each of the CPE Holders and DWA hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against the Class A Holder or the Class B Holder, respectively, protest, notice and all demands whatsoever in connection with the performance of its obligations set forth in this Section 9.16. As a condition precedent to any Person acquiring equity interests of CPE or the DWA Subsidiary after the date hereof, such Person shall execute a joinder to this Agreement with respect to this Section 9.16, pursuant to which such Person will agree to become a party to, and be bound by the terms and conditions of, this Section 9.16 for the benefit of the Class B Holder or the Class A Holder, respectively.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

ODW HOLDINGS LIMITED (TO BE RENAMED ORIENTAL DREAMWORKS HOLDING LIMITED),

by
/s/ Ruigang Li
	Name:	Ruigang Li
	Title:	Director

DREAMWORKS ANIMATION SKG, INC.,

by
/s/ Lewis Waldo Coleman
Name: Lewis Waldo Coleman
Title: President and Chief Financial Officer

DWA INTERNATIONAL INVESTMENTS, INC.,

by
/s/ Lewis Waldo Coleman
Name: Lewis Waldo Coleman
Title: President

ODW CPE HOLDINGS LIMITED,

by
/s/ Huaiyu Li
	Name:	Huaiyu Li
	Title:	Director

CHINA MEDIA CAPITAL (SHANGHAI) CENTER L.P.,

by
/s/ Ruigang Li
	Name:	Ruigang Li
	Title:	Chairman

SHANGHAI MEDIA GROUP,

by
/s/ Xin Qiu
	Name:	Xin Qiu
	Title:	President

SHANGHAI ALLIANCE INVESTMENT CO., LTD.

by
/s/ Xiaohong Cai
	Name:	Xiaohong Cai
	Title:	Chief Executive Officer